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December 4, 2014

Mr. Michael Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Enova International, Inc.

Registration Statement on Form S-1

Filed October 30, 2014

File No. 333-199733

Ladies and Gentlemen:

On behalf of Enova International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. Michael Clampitt, Senior Counsel, dated November 18, 2014 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

Registration Statement on Form S-1

1.	Please revise to clarify whether the offering will be conducted on a continuous or delayed basis. In this regard, we note that the cover page of the registration statement indicates that the offering will be commenced “[a]s soon as practicable after this registration statement becomes effective.” However, the cover page of the prospectus indicates that your “registration of the shares of common stock covered by this prospectus does not mean that Cash America will offer or sell any of the shares.” Please revise to reconcile and clarify your disclosure, as appropriate.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Company Response:

The offering will be conducted on a continuous or delayed basis. In response to the Staff’s comment, the Company has deleted the sentence on the cover page of the prospectus that indicates that our “registration of the shares of common stock covered by this prospectus does not mean that Cash America will offer or sell any of the shares” in order to reconcile and clarify the disclosure.

2.	Given the nature of Cash America’s relationship to you, it appears possible that these securities are being offered by or on behalf of the registrant. We also note that you are not eligible to make an at-the-market offering under Rule 415(a)(4) under the Securities Act because you are not eligible to make an offering under Rule 415(a)(1)(x). Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i), including in such analysis a detailed description of the relationship between you and Cash America, an analysis of whether Cash America is your parent and affiliate, and the other factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Please also address in your analysis the fact that one of your directors, Daniel R. Feehan, is the President and Chief Executive Officer of Cash America as well as the various operating and other agreements (see pages 55 - 62) in effect now or contemplated in the future. Also, address the debt guarantees. Please also refer to Question 212.15 of our Compliance & Disclosure Interpretations for Securities Act Rules for guidance.

Company Response:

For the reasons discussed below, the Company respectfully submits to the Staff that the offering (the “Offering”) of shares of common stock of the Company by Cash America International, Inc. (“Cash America”) pursuant to the Registration Statement (the “Shares”) should be viewed as a secondary offering as contemplated by Rule 415(a)(1)(i) and not as a primary offering on behalf of the Company.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Background

Set forth below are facts relevant to the analysis that follows and a detailed description of the relationship between the Company and Cash America.

Formation of the Company and Acquisition of the Shares. On September 7, 2011, Cash America formed the Company under the laws of Delaware. Six days later, on September 13, 2011, Cash America contributed to the Company all of the entities through which Cash America conducted its e-commerce business in exchange for all of the Company’s issued and outstanding common stock in an internal tax-free transfer. Cash America first entered into the e-commerce business on September 15, 2006 through its purchase of the assets of The Check Giant, LLC, an unrelated party, for $255.2 million.

The Spin-off. On October 22, 2014, the Board of Directors of Cash America approved a tax-free distribution of approximately 80% of the Company’s issued and outstanding common stock to Cash America’s shareholders (the “Spin-off”). On November 13, 2014, the Spin-Off was completed. Cash America retained 20% of the Company’s common stock in connection with the Spin-off, and it is these shares that are to be covered by the Registration Statement. Following the Spin-off, Enova continues the active conduct of its e-commerce business, independently from Cash America and with its separate management and employees.

The Company’s shares of common stock were registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in October 2014 in connection with the Spin-off and are listed and actively traded on the New York Stock Exchange. The Company’s public float consists of approximately 80% of the Company’s issued and outstanding common stock.

The Private Letter Ruling from the Internal Revenue Service Relating to Cash America’s Retention of the Shares and Related Control Restrictions. The Spin-off was effected in a manner intended to qualify as a tax-free distribution so that Cash America’s shareholders receiving shares of the Company’s common stock in the Spin-off would not recognize gain or loss under federal income tax laws upon receipt of the shares. To qualify for nontaxable treatment under section 355 of the Internal Revenue Code, among other requirements, Cash America was required to distribute an amount of stock of the Company to Cash America’s shareholders constituting “control” of the Company within the meaning of section 368(c) of the Internal Revenue Code. Because Cash America intended to retain 20% of the Company’s outstanding common stock, section 355(a)(1)(D)(ii) of the Internal Revenue Code required that Cash America establish to the satisfaction of the Internal Revenue Service (“IRS”) that its retention of the Shares was not in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax. In order to meet this requirement, Cash America requested, and received on October 10, 2014, a private letter ruling (“PLR”) from the IRS ruling that the retention of the Shares by Cash America met this requirement for nontaxable treatment of the Spin-off. This PLR was based upon actions to be taken by Cash America and specific representations made by Cash America to the IRS to satisfy IRS requirements for the issuance of the PLR.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Specifically, Cash America represented to the IRS that Cash America would vote the Shares that it retained in proportion to the votes cast by the Company’s other stockholders on matters submitted to a vote of stockholders and would grant the Company a proxy to vote the Shares in proportion to the votes cast by the Company’s other stockholders. Pursuant to a Stockholder’s and Registration Rights Agreement between Cash America and the Company, Cash America granted a proxy to the Company to vote the Shares of common stock retained by Cash America in proportion to the votes cast by the Company’s other stockholders.1 As such, Cash America no longer possesses the voting power over any shares of the Company’s common stock.

Cash America also represented to the IRS that Cash America and the Company will operate as independent companies having separate boards of directors, and to the extent that they interact with each other, they would do so under commercially reasonable terms similar to those that would be agreed to by third parties negotiating at arm’s-length. Cash America further represented that the separate boards of directors will have no overlapping members, with the exception of Daniel R. Feehan, Cash America’s chief executive officer (“CEO”) and president, who could serve as a director of both corporations for a transitional period not to exceed two years following the Spin-off to accommodate needs of the Company, as discussed below under “The Company’s Board of Directors and Officers.”2

The PLR also requires that, with the potential exception of a small portion of the Shares reserved to settle certain restricted stock unit awards and deferred director equity-based compensation (representing approximately 2% of the Company’s outstanding shares), the Shares retained by Cash America will be sold by Cash America not later than two years after the Spin-off.

[1]	The proxy will terminate as to shares upon the sale or transfer of such shares from Cash America to any other person.
[2]	The PLR provides that Mr. Feehan will be eligible to serve on the Company’s Board of Directors after this two year transitional period if he is no longer serving as an executive officer of Cash America.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

These foregoing requirements that Cash America agreed to with the IRS based on these representations are referred as the “IRS Control Restrictions.” The Company has been informed by Cash America that Cash America intends to comply with these IRS Control Restrictions since, if it fails to do so, it could invalidate the PLR and jeopardize the tax-free treatment of the Spin-off.

The Separation-Related Agreements. As part of the separation and distribution, the Company and Cash America entered into the following agreements (the “Separation-Related Agreements”):

•	Separation and Distribution Agreement. The Separation and Distribution Agreement governed the terms of the separation of the Company from Cash America. This agreement contains Cash America’s and the Company’s agreements relating to the restructuring steps taken to complete the Spin-off, including the assets, equity interests and rights to be transferred, liabilities to be assumed, contracts to be assigned, mutual releases, indemnities, agreements as to insurance following the Spin-off and related matters. This agreement also specified the conditions that were required to be satisfied prior to the Spin-off and contains certain post-Spin-off obligations of both the Company and Cash America.

•	Tax Matters Agreement. As a result of the Spin-off, the Company and its subsidiaries ceased to be members of the affiliated group (as that term is defined in the Internal Revenue Code) of which Cash America was the common parent, a so-called tax deconsolidation. The Tax Matters Agreement governs Cash America’s and the Company’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, tax returns, tax contests and certain other tax matters.

•	Stockholder’s and Registration Rights Agreement. Under the Stockholder’s and Registration Rights Agreement, Cash America agreed to vote the Shares that it retained in proportion to the votes cast by the Company’s other stockholders on matters submitted to a vote of stockholders and granted a proxy to the Company to vote the Shares in proportion to the votes cast by the Company’s other stockholders. In addition, the Company agreed to use its best efforts to register the Shares retained by Cash America to the extent such shares are not registered and sold pursuant to the Registration Statement.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

•	Transition Services Agreement. Pursuant to the Transition Services Agreement, Cash America agreed to provide the Company, on a transitional basis, certain information systems support generally consistent with similar services provided by Cash America to the Company before the Spin-off at a fee of $18,000 per month plus reimbursement of Cash America’s out-of-pocket expenses. This fee is intended to allow Cash America to recover the costs directly associated with providing these services, with nominal profit. The Company expects that it will complete the transition of these services on or before 12 months following the Spin-off.

•	Software Lease and Maintenance Agreement. Pursuant to the Software Lease and Maintenance Agreement, the Company leased a version of its consumer loan underwriting model for use by Cash America in its consumer credit business and provides maintenance, and Cash America agreed to pay the Company lease and maintenance fees.

Critical to the tax-free treatment and the continued validity of the PLR, the post-spin relationships of Cash America and the Company may not be tantamount to continued control of the Company by Cash America. None of these Separation-Related Agreements grant Cash America the power to direct or cause the direction of the management and policies of the Company or grant any rights permitting Cash America to participate in the management or day-to-day operations of the Company’s business nor do they grant Cash America indicia of control of the Company since doing so would conflict with requirements for the tax-free treatment of the Spin-off and jeopardize tax-free treatment.

Further, in connection with the Spin-off, all guarantees by the Company of Cash America’s indebtedness were released, and the Company is not an obligor or guarantor of any Cash America indebtedness. In addition, Cash America is not an obligor or guarantor of any of the Company’s indebtedness (although, as further discussed below, Cash America’s guaranty of the Company’s lease obligations on its present headquarters lease has not been released by the landlord and as such, Cash America’s guaranty will remain in place likely until in 2017 when the lease term expires). Approximately six months prior to the Spin-off, the Company repaid all intercompany indebtedness owed to Cash America. There are not any financing agreements between Cash America and the Company. Each of the company’s financing arrangements is independent of each other.

The Company does not currently intend to enter into any other agreements with Cash America.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

The Company’s Board of Directors and Officers. Cash America does not have the right, whether by contract or otherwise, to elect any members of the Company’s Board of Directors. The Board of Directors of the Company consists of seven members, five of whom are outside, independent directors, one of whom is the Company’s Chief Executive Officer and the other is Mr. Feehan, Cash America’s CEO. The five outside, independent directors have no relationship or prior involvement or business dealings with Cash America. The Company expects that Mr. Feehan will serve on the Company’s Board of Directors during a transitional period not to exceed two years from the date of the Spin-off to accommodate the Company’s need for his unique industry experience, to leverage his well-developed relationships with banking and regulatory groups, and to provide a sense of business continuity. Mr. Feehan will stand for re-election as a director by the Company’s stockholders along with all of the Company’s other directors at any meeting of the Company’s stockholders held for such purpose. At the end of a two year transitional period, if Mr. Feehan is still an executive officer of Cash America, he has agreed, as required by the PLR, not to serve on the Company’s Board of Directors. Pursuant to the terms of the Stockholder’s and Registration Rights Agreement, pursuant to which Cash America granted a proxy to the Company to vote the Shares of the Company’s common stock Cash America retained in proportion to the votes cast by the Company’s other stockholders, Cash America has no ability to influence the election of members of the Board of Directors of the Company, including Mr. Feehan, and as such, Mr. Feehan serves at the discretion of the Company’s other stockholders.

There is no overlapping management between the companies. No officer or other employee of one company is an officer or employee of the other.

Analysis

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Taking these criteria in turn:

A. How long the Selling Shareholders have held the Shares

The Shares included in the Registration Statement were issued to Cash America over three years ago in September 2011 in exchange for the contribution of the predecessor e-commerce business. The Company’s predecessor was acquired by Cash America in 2006. The significant period of time that Cash America has owned and borne the risk of loss with respect to the e-commerce business and the Shares that the Company proposes to register indicates that Cash America bore the market risk of holding the Company’s shares for investment and not with a view towards distribution.

B. The circumstances under which the Selling Shareholders received the Shares

Cash America acquired the Shares on September 13, 2011, over three years ago (or over eight years, including the holding period of the predecessor e-commerce entities that were transferred to the Company in 2011), when it contributed its e-commerce entities to the Company in an internal reorganization. The Shares were acquired well before any public market existed for the Company’s common stock. The facts surrounding the issuance of the shares do not support a conclusion that Cash America was acquiring the Shares for purposes of distributing them on behalf of the Company.

We understand that the Staff has expressed concerns in past years about certain types of transactions (such as PIPE transactions and transactions involving warrants or convertible notes, for example) in which an issuer effectively creates a public market for its securities by registering securities on a secondary basis that it could not register on a primary basis. Since the Company’s shares are listed on the New York Stock Exchange and an active market presently exists for the Company’s common stock, the concerns regarding an issuer creating a public market by registering shares on a secondary basis are not present here.3

[3]	We do not believe that this is a circumstance where a secondary offering is a disguised primary offering because the issuer is not eligible to use Form S-3 for an at-the-market offering pursuant to Rule 415(a)(4). We note the Staff’s comment that the Company is not eligible to make an at-the-market offering under Rule 415(a)(4) under the Securities Act because the Company is not eligible to use Form S-3, presumably on the Staff’s belief that the Company’s reporting history did not satisfy the reporting history requirements for eligibility to use Form S-3. The Company believes that it is eligible to register securities on Form S-3 because it is able to satisfy the reporting history requirement for eligibility to use Form S-3 based on Cash America’s reporting history, in accordance with the conditions discussed under Questions 8 and 9 of Staff Legal Bulletin No. 4, relating to spin-offs. See Securities Act Form Compliance and Disclosure Interpretation Question 203.16 (“C&DI 203.16”). On that basis, the Company respectfully submits that it is eligible to consider Cash America’s reporting history and, as such, the Company presently meets the requirements for filing a registration statement on Form S-3. Even so, the Company has filed the Registration Statement on Form S-1 rather than Form S-3 in light of C&DI 203.16. This Staff interpretation provides that a spun-off entity that relies on its parent’s reporting history for purposes of filing a Form S-3 or a Form S-3ASR would need to comply with Items 308(a) and 308(b) of Regulation S-K in the first annual report that it files, which, in accordance with the transition period establish by the SEC in instruction no. 1 to Item 308 of Regulation S-K, the Company does not intend to do and which will make the Company ineligible to use Form S-3 at the time that it files its annual report on Form 10-K in March 2015 for the year ending December 31, 2014.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

C. The Relationship of the Selling Shareholders to the Company

The Company believes and respectfully submits that Cash America is not a “parent” or “affiliate” of the Company. The term “parent” of a specified person is defined in Rule 405 under the Securities Act (“Rule 405”) as “an affiliate controlling such person directly, or indirectly through one or more intermediaries.” The term “affiliate” is defined as a “person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Control is defined under Rule 405 as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.”

The question of whether control exists involves a determination of all relevant facts and circumstances.4 Among the facts and circumstances that the courts, the SEC and others have considered relevant to a determination of the existence of control are: (i) the power to select a majority of the board of directors; (ii) the ownership of a substantial block of securities; (iii) a position as a director or officer; (iv) involvement in the day-to-day management of the issuer; and (v) the existence of historical, familial, business or contractual relationships as a result of which control may be exercised. Neither the presence of one or more of these factors nor the absence of one or more of these factors may be enough to determine the existence or non-existence of control. Rather, it is the total combination and assessment of all relevant facts and circumstances that will be determinative.

Ownership of a large block of securities has traditionally been seen as one indicia of control. Although there is no statute or case law that declares ownership of 10% or more of the voting stock of a corporation to be the equivalent of “control,” 10% of the “voting stock” of a corporation “has become something of a benchmark and when this is encountered a red warning sign should run up.” A.A. Sommer, Jr., Who’s In Control”?—SEC, 21 Bus. Law 568-69 (1966). Although Cash America holds 20% of the Company’s outstanding common stock, Cash America does not correspondingly hold 20% of the voting power of the Company’s common stock because Cash America has agreed to vote the Shares in proportion to the votes cast by the Company’s other stockholders and has granted a proxy to the Company to vote its shares in proportion to the votes cast by the Company’s other stockholders pursuant to the Stockholder’s

[4]

The Staff has declined to state what circumstances will result in a person being deemed in “control” of an issuer. See, e.g., First Gen’l Resources Co., SEC No Action letter (August 23, 1988)(“[t]the Division [of Corporation Finance] has historically declined to express any view on the affiliation of any person to an issuer of securities on the grounds that the question is a matter of fact best determined by the parties and their advisors.”). Case law has also failed to provide a definitive standard by which a determination of whether a person is in control. As such, a determination as to whether control exists is dependent upon the specific facts and circumstances involved.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

and Registration Rights Agreement.5 As a result, ownership of a 20% block of the Company’s common stock by Cash America that it is not entitled to vote does not constitute control. Cash America has no power to select a majority of the Company’s Board of Directors or any of its members. The voting agreement and proxy negates Cash America’s voting power to direct or cause the direction of the management and policies of the Company through ownership of voting securities.

Cash America does not have any contractual rights conferring upon it the power to direct or cause the direction of the management and policies of the Company by contract. The Separation-Related Agreements described under “Background—The Separation-Related Agreements” do not provide any contractual rights by which Cash America may direct or cause the direction of the management and policies of the Company. These agreements provided a framework for the Spin-off transaction, including the terms of the Spin-off, the separation of the Company from Cash America for purposes of Cash America’s consolidated federal tax returns, transitional information system services to make the transition of the Company as an independent company smoother and a software license to Cash America for use by Cash America in the ordinary course of its consumer lending business. As noted above in the Background section, critical to the tax-free treatment, the post-spin relationships of Cash America and the Company may not be tantamount to continued control by Cash America of the Company. None of these Separation-Related Agreements grants any rights by which Cash America possesses direct or indirect power to direct or cause the direction of the management and policies of the Company since doing so would conflict with requirements for the tax-free treatment of the Spin-off and would jeopardize the non-taxable treatment of the Spin-off. Moreover, the focus of these agreements is to force Cash America and the Company to act in post-Spin-off transactions that occur as part of the normal unwinding process as unrelated third parties rather than providing either Cash America or the Company with any means to exert continuing control over the other party. Other than the Separation-Related Agreements, there are no other contractual relationships between Cash America and the Company.6 The Company

[5]	The granting of this proxy was at the specific request of the IRS and is a requirement of the IRS to issue a private letter ruling regarding retained shares. See Rev. Proc. 96-30, 1996-1 C.B. 696, Appendix B.
[6]

The Separation-Related Agreements were approved by the Company’s Board of Directors prior to the Spin-off, which consisted of seven directors and five of seven were outside, independent directors having no association with Cash America.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

does not currently intend to enter into any other agreements with Cash America. Additionally, in connection with its obtaining the PLR, Cash America represented that, to the extent the Company and Cash America interact in the future, they will do so under commercially reasonable terms similar to those that would have been agreed to by third parties negotiating at arm’s-length, negating any control arising out of any future agreement. Further, there is no familial relationship between representatives of Cash America and any of the controlling persons of the Company by which Cash America may direct or cause the direction of the management and policies of the Company.

Further, as described above under “Background—The Separation-Related Agreements,” all guarantees by the Company of Cash America’s indebtedness were released in connection with the Spin-off and the Company is not an obligor or guarantor of any Cash America indebtedness. Nor is Cash America a guarantor of any of the Company’s indebtedness. Each of the companies’ financing is independent of each other. As such, Cash America does not possess the power to direct the management and policies of the Company arising out of any lending relationship. Presently, the Company has not be able to obtain from a lessor a release of Cash America’s guaranty of the Company’s obligations under leases covering the Company’s leased headquarter location, and Cash America would be liable to the lessor if the Company fails to pay amounts due under the lease. As of the date of this Registration Statement, an aggregate amount of approximately $5.9 million remains to be paid during the remaining lease term that expires on June 30, 2017, which amount will decline over time. Even so, this guarantee does not contain terms that would allow Cash America to direct the management or policies of the Company (e.g., the guarantee is not secured by any assets of the Company).

No members of the Company’s management or any of its other employees are employed by Cash America, and the Company does not employ any persons that are also employed by Cash America. There are no overlapping management personnel. As a result, Cash America is not involved in the day-to-day management of the Company.

For these reasons, the Company does not believe that Cash America has “possession, direct or indirect, of power to direct or cause the direction of the management and policies of the Company, whether through ownership of voting securities, by contract or otherwise” within the meaning of Rule 405. Accordingly, the Company respectfully submits that that Cash America is not an affiliate of the Company, and Cash America is not the parent of the Company.

The analysis that Cash America is not an affiliate of the Company is not altered by the fact that Cash America’s CEO, Mr. Feehan, serves on the Board of Directors of the Company along with six other directors. Mere representation on a board of directors, absent other indicia of control, is not determinative as to the existence of control. See American-Standard, 1972 SEC No-Act, LEXIS 3787, at *1 (in response to an inquiry as to whether “merely being an executive officer or director of a large, publicly-owned company… would be enough without more to establish a presumption that any of such executive officers or directors is a member of a “controlling group”” under Rule 144, the Staff responded that “a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons. His status as an officer, director or 10% shareholder is one fact which must be taken into consideration, but, as you recognize, an individual’s status as a control person is still a factual question which must be determined by considering other relevant facts in accordance with the test set forth in Rule 405 under the [Securities] Act”). Furthermore, it does not necessarily follow that, because Mr. Feehan is a director of the Company, Cash America is an affiliate or controlling person of the Company. While an individual director could be a controlling person under certain circumstances, several courts have declined to presume that an entity controlling an individual director is a control person of the issuer whose board the individual director is a member.7 As such, the Company respectfully submits that

[7]

In re Jenny Craig Sec. Litig. [1992-1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 97,337 (S.D. Cal. 1992) (holding that an underwriter was not a “control person” although it had appointed one individual to the issuer’s board of directors and held a minority stock position in the issuer); In re Worlds of Wonder Sec. Litig., 721 F. Supp. 1140,1149 (N. D. Cal. 1989) (holding that a venture capitalist who was a shareholder of a corporate issuer and had a representative on the issuer’s board was not a controlling person of the issuer).

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Cash America should not be deemed a controlling person of the Company solely on the basis of Mr. Feehan’s membership on the Company’s Board of Directors, in light of the absence of any further factors demonstrating that Cash America controls the Company’s Board of Directors or that Cash America has other bases of power with respect to the Company.

Furthermore, Mr. Feehan is just one of seven directors of the Company and does not serve on the Audit Committee, the Management Development and Compensation Committee, the Nominating and Corporate Governance Committee or any other committee of the Company’s Board of Directors, thus further negating Mr. Feehan’s power to direct or cause the direction of the management and policies of the Company. Any determination that Cash America is an affiliate of the Company based on Mr. Feehan’s presence on the Company’s Board should be dependent upon a determination as to whether Cash America, by virtue of Mr. Feehan’s presence on the Company’s Board of Directors, has the power to direct or cause the direction of the management and policies the Company. Since the controlling power of the Company is in the majority of the Board of Directors, the presence of six other directors on the Company’s Board of Directors (five of whom are independent, outside directors with no affiliation with Cash America) weighs in favor of a determination that Mr. Feehan’s board service alone is insufficient to reach a determination that Cash America has the power to direct or cause the direction of the management and policies of the Company.

Mr. Feehan is serving on the Company’s Board of Directors for a transitional period. Cash America does not have any contractual right to appoint Mr. Feehan to serve on the Board of Directors of the Company, nor does Mr. Feehan have any such contractual right to serve on the Company’s Board of Directors. As such, Mr. Feehan’s board service is at the discretion of the Company’s other stockholders. At any meeting of stockholders for the election of directors, the Shares held by Cash America will be voted by the Company, and not by Cash America, in the same proportion as the votes cast by other stockholders of the Company pursuant to the proxy that Cash America has granted to the Company under the Stockholder’s and Registration Rights Agreement, and Cash America therefore does not have any voting power to elect Mr. Feehan to the Company’s Board of Directors. When considering whether a company is a controlling person of an issuer, courts have generally focused on whether the alleged controlling person had a

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

contractual right or ability to elect a representative to the issuer’s board of directors. Since Cash America does not have the right or power to appoint Mr. Feehan to the Company’s Board of Directors, this too weighs in favor of a determination that Mr. Feehan’s board service is insufficient for a determination that Cash America is an affiliate of the Company.8

In addition, as discussed above, even if Mr. Feehan’s service on the Company’s board were to be given some weight in the determination of whether Cash America controlled the Company, neither the presence of one or more of the five factors nor the absence of one or more of these factors may be enough to determine the existence or non-existence of control. Rather, it is the total combination and assessment of all relevant facts and circumstances that will be determinative. The Company respectfully submits that the totality of the facts and circumstances demonstrate that Cash America is not an affiliate of the Company.

Moreover, even if it could be concluded that Cash America was an affiliate of the Company, the Staff has noted in its Securities Act Compliance and Disclosure Interpretation 212.15 that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” The Staff also has taken a no-action position to permit a secondary offering pursuant to Rule 145(a)(1)(i) by shareholders who may be deemed affiliates.9 As such, the Company believes that it would be unreasonable based on the circumstances described in this letter to conclude that Cash America is an alter ego of the Company. On this basis, we believe the Offering is indeed a genuine secondary offering.

D. The Number of Shares Being Registered.

The 6,596,926 shares being registered pursuant to the Registration Statement represent approximately 20% of the Company’s issued and outstanding common stock. The Company respectfully submits that the amount of shares being registered does not warrant re-characterizing a valid secondary offering as a primary offering.

[8]	Cash America has announced that Mr. Feehan intends to resign as CEO of Cash America on or about April 30, 2015, but will continue to service as a director and Chairman of Cash America’s board after his resignation, as described in the Registration Statement.
[9]	National Capital Real Estate Trust, SEC No Action Ltr., October 13, 1987.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

The Staff’s interpretations support the Company’s position. Securities Act Compliance and Disclosure Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

The Company believes that this interpretative position makes clear that a controlling person holding a large percentage of a company’s public float can effect a valid secondary offering of its shares unless other facts indicate that the selling stockholder is acting as a conduit for an issuer.

Further, C&DI 612.09 states that the amount of shares being offered is only one of the several factors to be considered in evaluating whether, under all circumstances, a purported secondary offering should be re-characterized as a primary offering.

We understand that several years ago the Staff became concerned about public resales of securities purchased in PIPE transactions, particularly “toxic” transactions which contained floating rate or variable anti-dilution provisions. In some of these transactions, an issuer would commit to issuing shares at conversion prices that floated in accordance with the market price of the underlying common stock and agree to register the shares. When the common stock price fell, the issuer ended up issuing significant blocks of stock, in some cases in excess of 100% of the shares previously outstanding. In order to deal with the effect of these transactions, we understand that the Staff began to look closely at any situation where the issuer sought to register more than one-third of its public float, concerned that a secondary offering was a disguised primary offering for Rule 415 purposes. We also understand that the Staff began to implement a focus on the percentage of the public float or the percentage of the shares outstanding and the Staff looked closely at filings where the registrant sought to register more than one-third of its public float. The number of shares sought to be registered by the Company is less than one-third of its public float.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

E. Whether the selling shareholders are in the business of underwriting securities

Cash America has advised the Company that it is not in the business of underwriting securities and is not a registered broker-dealer. Cash America is engaged in the business of specialty consumer lending.

F. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Cash America is acting on its own behalf and not on behalf of the Company. Cash America has borne the full economic risk of its ownership of the Shares for a significant period of time, having held the Shares for over three years (or over eight years, including the holding period of the predecessor e-commerce entities that were transferred to the Company in 2011).

The circumstances described under “Background—The Private Letter Ruling from the Internal Revenue Service Relating to Cash America’s Retention of the Shares and Related Control Restrictions” demonstrate that Cash America is selling the Shares in order to comply with the terms of the PLR that require that all of the Shares retained by it must be sold by not later than two years after the Spin-off (with the exception of a small portion of the Shares that are reserved to settle restricted stock unit awards and director equity-based compensation). It is for this reason that Cash America is selling the Shares, rather than for any purpose related to the interests of the Company. The Company will receive no proceeds or any pecuniary benefit from the sale of the Shares by Cash America, and the preparation and filing of the Registration Statement was made in accordance with the terms of the Separation and Distribution Agreement.

If the Offering of the Shares by Cash America was registered for sale on the Company’s behalf, the Company believes that investors could be misled or mistakenly infer that the number of issued and outstanding shares of Company common stock would be increased by the sale of the Shares by Cash America or that the Company would receive the proceeds from that offering when, in fact, the proposed sale of the Shares by Cash America would have no effect on the number of shares of outstanding Company common stock and importantly, the Offering would not result in any cash proceeds to the Company either directly or indirectly.

The Company respectfully submits that the totality of facts and circumstances surrounding the Offering demonstrate that Cash America is not acting as a conduit for the Company in the distribution of the Shares to the public. Rather, it is acting for its own account as an investor in the Shares. This registration does not have any of the indicia of abuse which the Staff has focused on in the past when evaluating whether a secondary offering is actually a disguised primary offering.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Based on these factors, the Company believes and respectfully submits that Cash America is not acting as a conduit for the sale of Shares to the public, and that the registration of the Shares for resale by Cash America pursuant to the Registration Statement is a genuine secondary offering under Rule 415(a)(1)(i).

Part II.

Item 17. Undertakings, page II-3

2.	Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or advise.

Company Response:

In response to the Staff’s comment, the Company has revised page II-3 of the Amendment to include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Mr. Michael Clampitt

December 4, 2014

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendment or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:	Lisa M. Young, Esq.
Mr. David A. Fisher